

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

September 1, 2009

By U.S. Mail and Facsimile to: (541) 618-6001

Michael D. Fowler
Chief Financial Officer
PremierWest Bancorp
503 Airport Road – Suite 101
Medford, Oregon 97504

> **Re:** **PremierWest Bancorp**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **File No. 000-50332**

Dear Mr. Fowler:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Christian Windsor
Special Counsel